UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

  |_| Form 10-K   |_| Form 20-F   |_|Form 11-K   |X| Form 10-Q   |_|Form N-SAR

For Period Ended: June 30, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                ---------------------------------



          Read Instruction (on back page) Before Preparing Form.
          Please Print or Type.



     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Base Ten Systems, Inc.
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 Full Name of Registrant


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 Former Name if Applicable

One Electronics Drive
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 Address of Principal Executive Office (Street and Number)

Trenton, New Jersey 08619
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 City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|      (a)   The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|      (b)   The subject annual  report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|      (c)   The accountant's  statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.


At approximately 1:00 p.m. on August 14, 2000, the Company entered into an agreement with the holders of its Convertible Preferred Stock, Series B (the "Series B Preferred Stock"), pursuant to which the holders of the Series B Preferred Stock (the "Series B Preferred Shareholders") converted 5,000 shares of Series B Preferred Stock into 250,000 shares of the Company's Class A Common Stock, and the Company redeemed all of the remaining shares of Series B Preferred Stock and related 269,560 warrants for approximately $1.1 million. The Company believes that the significance of this event requires discussion in the Company's Quarterly Report on Form 10-Q (the "Form 10-Q"), but the Company was unable to make the necessary adjustments to the Form 10-Q prior to the 5:30 p.m. filing deadline on August 14, 2000 without incurring unreasonable effort and expense.

PART IV - NARRATIVE

(1) Name and telephone number of person to contact in regard to this notification

         William F. Hackett         (609)                    586-7010
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               (Name)            (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

         |X| Yes
         |_|  No

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(3)      Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         |_| Yes
         |X|  No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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                             Base Ten Systems, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    August 15, 2000           By: STEPHEN A. CLOUGHLEY
                                       ---------------------------------------
                                       Stephen  A.  Cloughley
                                       President  and Chief  Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.